KAPTEL ASSOCIATES
(a Hawaii General Partnership)

Financial Statements
December 31, 1994 and 1993

With Independent Auditors' Report Thereon


Peat Marwick LLP
303 Peachtree Street, N.E. Suite 2000
Atlanta, GA 30308


Independent Auditors' Report

The Partners
Kaptel Associates:

We have audited the accompanying balance sheets of Kaptel Associates (a Hawaii General Partnership) as of December 31, 1994 and 1993, and the related statements of loss and partners' capital (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaptel Associates at December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Kaptel Associates will continue as a going concern. As discussed in note 2 to the financial statements, the Partnership's recurring losses from operations, net capital deficiency, and the event of default on its construction loan raise substantial doubt about its ability to continue as a going concern unless additional debt or capital infusions are obtained. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



January 25, 1995, except for
the second paragraph of note 2
which is as of February 16, 1995

Member Firm of
Klynveld Peat Marwick Goerdeler

KAPTEL ASSOCIATES
(a Hawaii General Partnership)
Balance Sheets
December 31, 1994 and 1993



               ASSETS                   1994                 1993

Cash                                    $   91,956        1,572,458
Cash-restricted (note 7)                    45,965        3,840,856
Accounts receivable, net                 3,000,344        1,866,004
Inventories                                383,575          475,527
Prepaid expenses                            30,957          384,190
Loan and interest receivable             5,108,483        5,235,714
  (note 5)

Property and equipment, at cost        171,261,448      172,943,983
      (notes 4,5,9, and 10)
Less accmulated depreciation            15,276,211        8,195,045
Net property and equipment             155,985,237      164,748,938

Preopening costs                         3,924,018        3,924,018
Less accmulated amortization             1,708,230          915,846
Net preopening costs                     2,215,788        3,008,172

Deferred loan costs                      3,384,378        3,384,378
Less accmulated amortizattion            1,488,213          798,693
Net deferred loan costs                  1,896,165        2,585,685

Other assets (note 8)                    5,414,543        3,537,377
                                       174,173,013      187,254,921

               Liabilities and Partners' Capital (Deficit)

Liabilities:
Construction loan payable              185,119,361      177,477,057
   (note 5)
Accrued interest payable                   666,903          384,053
Retainage due on construction contract
  payable (notes 8 and 10)               2,489,329        4,415,687
Accounts payable                         2,046,096        1,373,059
Due to affiliate                           538,738          196,274
Advance deposits                         1,150,419        2,016,038
Other accrued expenses (note 7)          2,130,305        4,885,206
               Total liabilities       194,141,151      190,747,374

Partners' deficit (note 3)            (19,968,138)      (3,492,453)

Commitments and contingencies
  (notes 2,5,6,9, and 10)
                                     $ 174,173,013      187,254,921

See accompanying notes to financial statements.

KAPTEL ASSOCIATES
(a Hawaii General Partnership)
Statements of Loss and Partners' Capital (Deficit)
Years ended December 31, 1994 and 1993


                                         1994               1993
Department revenues:
Room                                  $ 22,023,700        18,848,821
Food and beverage                       15,230,082        12,539,115
Other                                    2,495,928         2,046,382
        Total department revenues       39,749,710        33,434,318
Department expenses:
Room                                     6,879,150         6,671,738
Food and beverage                       12,894,696        12,091,783
Other                                    2,211,221         2,175,150
        Total department expenses       21,985,067        20,938,671

        Gross operating profit          17,764,643        12,495,647

Unallocated operating expenses:
General and administrative               2,654,169         2,628,706
Advertising and promotion                3,925,808         3,852,850
   (note 9)
Management fees (note 9)                 1,201,915         1,001,197
Utilities                                1,833,801         1,874,904
Repairs and amintenance                  2,267,008         2,164,957
  Total unallocated operating expenses  11,882,701        11,522,614

  Income from hotel operations           5,881,942           973,033

Other expenses:
Depreciation and amortization            8,563,070         8,529,926
Interest and credit support fees,
  net of interest income of
  $307,056 and $254,823 for 1994
  and 1993, respectively (note 9)       10,928,436         8,259,865
Property taxes                             839,636           723,000
Insurance                                  765,609           680,000
Ground rent (note 6)                       463,620           211,650
Resort association fees (note 9)           704,291           488,808
Other                                       92,965            80,865
     Total other expenses               22,357,627        18,974,114

     Net loss                           16,475,685        18,001,081

Partners' capital (deficit),           (3,492,453)        14,508,628
  beginning of year

Partners; capital (deficit),        $ (19,968,138)       (3,492,453)
  end of year

See accompanying notes to financial statements.

KAPTEL ASSOCIATES
(a Hawaii General Partnership)
Statements of Cash Flows
Years ended December 31, 1994 and 1993

                                         1994               1993
Cash flows from operating activities:
Net loss                            $ (16,475,685)      (18,001,081)
Adjustments to reconcile net loss
 to net cash used in operating
 activities: Depreciation and
 amortization                            8,563,070         8,529,926
 Increase in accounts receivable       (1,134,340)         (794,730)
 Decrease (increase) in inventories        91,952          (190,037)
 Decrease (increase) in prepaid expenses  353,233          ( 99,966)
 Increase in other assets              (1,877,166)       (3,537,377)
 Increase (decrease) in accounts payable  673,037          (613,654)
 Increase in accrued interest payable     282,850             42,115
 Increase (decrease) in advance deposits (865,619)           233,987
 Increase (decrease) in other
    accrued expenses                     (552,075)         3,835,303
       Net cash used in
           operating activities       (10,940,743)      (10,595,514)

Cash flows from investing activities:
 Additions to property and
    equipment                            (520,291)       (1,812,250)
 Decrease in construction contract
    payable                            (1,926,358)       (7,205,713)
 Decrease (increase) in loan and
    interest receivable                    127,231          (43,174)
       Net cash used in
           investing activities        (2,319,418)       (9,061,137)

Cash flows from financing activities:
 Proceeds from building loan
    payable                              7,642,304        22,778,564
 Net advances from affiliates              342,464            19,396
 Net cash provided by
    financing activities                 7,984,768        22,797,960

     Net (decrease) increase in cash    (5,275,393)        3,141,309

Cash at beginning of year                5,413,314         2,272,005

Cash at end of year                   $    137,921         5,413,314

Supplemental disclosure of cash flow information-
  interest paid during the year       $ 10,690,142         8,122,573

See accompanying notes to financial statements.




KAPTEL ASSOCIATES
(a Hawaii General Partnership)

                                         Notes to Financial Statements
                                          December 31, 1994 and 1993

(1)  Summary of Significant Accounting Policies

(a)  General

Kaptel Associates, a Hawaii General Partnership (Partnership), was formed on September 26, 1990 by NI Hawaii Resort, Inc. (NIHR), a Hawaii
Corporation, Kapalua Investment Corp. (Kapalua), a Hawaii Corporation and Maui Hotels, a Georgia Limited Partnership.

The Partnership was formed for the purpose of acquiring, owning, and developing the 550-room luxury class Ritz-Carlton Hotel and Tennis Center in Kapalua Bay, Maui, Hawaii.

(b) Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets.

(c) China, Glass, Silverware, and Linen

The cost basis of initial china, glass, silverware, and linen inventories has been capitalized. All subsequent replacements are charged to expense.

(d) Preopening Costs

Preopening costs of the hotel are being amortized on the straight-line method over five years.

(e) Deferred Loan Costs

Costs incurred to obtain the construction loan have been capitalized and are being amortized on the straight-line method over the term of the indebtedness.

(f)  Income Taxes

Earnings and losses from the Partnership are passed through to the individual partners. Tax expense (benefit), therefore, is not provided for on the books of the Partnership.



                                   KAPTEL ASSOCIATES
                             (a Hawaii General Partnership)

                              Notes to Financial Statements

(2)  Going Concern Considerations

Since the opening of the Hotel on October 29, 1992, the Partnership has experienced significant net losses from operations which have been financed through funds specifically identified for that purpose from the construction loan. At December 31, 1994, the Partnership has $1,130,639 remaining to be drawn under its construction loan to fund operating deficits and remaining amounts due under the construction contract. In addition to funding possible future cash operating deficits, the Partnership is required to make a one-time mandatory principal repayment under the construction loan at the discretion of the lender equal to the excess loan balance over 75% of the appraised value of the Hotel plus any undrawn amounts from two letters of credit aggregating $35,000,000 (note 5). The letters of credit have been provided by NIHR as additional security under the construction loan. A $15,000,000 letter of credit is available to fund operating deficits and debt service. The remaining $20,000,000 letter of credit is available to fund construction costs under a completion guaranty or can be drawn in the event of a default under the loan agreement. The amount of the required repayment is not presently determinable as the appraised value is unknown.

On February 15, 1995, the Partnership defaulted on its construction loan for nonpayment of interest when due of approximately $864,000. The lender has declared an event of default and can exercise its rights of remedies against the Partnership.

These factors raise substantial doubt about the Partnership's ability to continue as a going concern unless additional capital infusions or a forbearance agreement on principal and interest payments are obtained. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3)  Partnership Agreement


The Partner capital contributions made pursuant to the Partnership Agreement are as follows:

                             Partnership         Capital
                              interests      contributions

NIHR                             50 %            $ 20,000,000
Kapalua                          25                        50
Maui Hotels                      25                        50

                                 100 %           $ 20,000,100

The Partnership Agreement required NIHR to make initial capital contributions of up to $20,000,000. NIHR is entitled to receive a cumulative preferred return on its capital contribution as follows:

     *Prior to the date of the initial funding under the construction loan agreement (note 5), at the rate of LIBOR plus 150 basis points, simple interest, computed on the paid-in and unreturned capital contribution. Any unpaid preferred return will accrue interest at 10% compounded monthly.



KAPTEL ASSOCIATES
(a Hawaii General Partnership)

                                         Notes to Financial Statements

     *Commencing on the date of the initial funding of the construction loan agreement and continuing through date of completion of the hotel, at the rate in effect under the construction loan agreement, computed on the paid-in and unreturned capital contribution. Any unpaid preferred return will accrue interest at 10% compounded monthly.

     *Subsequent to the completion of the hotel, at the rate of 8% simple interest computed on the paid-in and unreturned capital contribution. Any unpaid preferred return will accrue interest at 10% compounded annually.

     *The preferred return accrued during the construction of the hotel and will be paid monthly from available cash flow (as defined) subsequent to the hotel opening.

The cumulative unpaid preferred return due NIHR was $7,637,741 and $5,488,856 at December 31, 1994 and 1993, respectively.

The Partnership Agreement provides for advances and additional capital contributions (cash calls) to the Partnership by all partners to meet additional funding requirements, if necessary.

In accordance with the Partnership Agreement:

   1. Net profits (as defined below) are to be allocated:

      (i) In an amount up to the excess of the sum of all Cash Flow (as defined) over the sum of the aggregate amount of net profits previously allocated to the partners shall be allocated in proportion to relative amounts by which the sum of the partners' respective shares of cash flow exceeds the aggregate amount of net profits previously allocated to the partners; and
     (ii) Then, in proportion to the respective Partnership interests.

   2. Net losses (as defined below) are to be allocated in proportion to the respective Partnership interests. Net losses otherwise allocable to a partner which exceed such Partners' share of Minimum Gain, as defined in the Internal Revenue Code, shall be allocated first to the other Partners in proportion to, and to the extent of, the positive balances, if any, in their respective Capital Accounts, and then to all of the Partners in proportion to their respective Partnership interests.

Net profit or net loss is defined as the Partnership's taxable income or taxable loss as determined under Section 703(a) of the Internal Revenue Code and Treasury Regulation Section 1.703-1.

Application of Gross Receipts (as defined) and distributions of Cash Flow are governed by the Partnership Agreement.

                                  KAPTEL ASSOCIATES
                           (a Hawaii General Partnership)

                             Notes to Financial Statements

(4)  Property and Equipment

     The cost basis of property and equipment is summarized as follows:

                                                 1994          1993

Building and building equipment        $ 144,209,996    146,169,759
Furniture, fixtures, and
    equipment                             23,030,014      21,001,804
China, glass, silverware, and linen        1,422,000      1,422,000
Artwork and antiques                       2,322,715      2,322,715
Automobiles                                  276,723        276,723
                                        $171,261,448    171,193,001

(5)  Construction Loan Payable

The Partnership has entered into a construction loan agreement (Agreement) with a lender which permits borrowings up to $186,250,000 to finance the construction of the hotel. The loan principal accrues interest at a prime rate (as defined) plus .50% or an optional alternate rate (as defined) equal to LIBOR plus 1.50%. Subsequent to the completion of the hotel and tennis center, the Partnership has the option of converting the interest rate to a fixed rate (as defined) for the remaining term of the indebtedness. Interest is payable monthly in arrears with principal and accrued interest due at the maturity date of September 25, 1997.

The Agreement is secured by a first fee simple mortgage on the hotel and tennis center, including personal property and fixtures and a first leasehold mortgage encumbering the hotel and tennis center site and the Partnership's interest as lessee under the hotel ground lease (note 6). Further, as additional security under the Agreement, the Partnership has granted to the lender, a security interest in the Operating Agreement (note 9) and the Development Agreement (note 9). The Agreement is secured in part by two letters of credit aggregating $35,000,000 provided by NIHR on behalf of the Partnership. A $15,000,000 letter of credit is available to fund operating deficits and debt service. The remaining $20,000,000 letter of credit is only available to fund construction costs under a completion guaranty; however, both letters of credit can be drawn by the lender in the event of default under the Agreement.

Pursuant to the Agreement, the Partnership is required to make a one-time mandatory principal payment at the discretion of the lender equal to the amount by which the outstanding loan principal exceeds 75% of the appraised value of the secured property plus the undrawn balance of the letters of credit. This provision is exercisable by the lender at any time subsequent to the two-year anniversary of the completion of the hotel (as defined in the Agreement).




                                     KAPTEL ASSOCIATES
                               (a Hawaii General Partnership)

                              Notes to Financial Statements

In connection with the project financing, an affiliate of NIHR guaranteed to the Lender the lien-free completion of the hotel and premises.
Pursuant to the Partnership Agreement, the Partnership was obligated to pay a fee equal to 3% of certain construction costs in consideration of this guaranty. Through December 31, 1993, the Partnership had capitalized $3,327,999 for such fees paid to the NIHR affiliate. In connection with the financing of the hotel, The Ritz-Carlton Hotel Company (RCHC), general partner of Maui Hotels, has guaranteed, among other things, to the NIHR affiliate the construction of the hotel for the approved budgeted amount (note 10).

The Partnership has entered into a supplemental loan agreement with an affiliate of Kapalua to provide $4,750,000 from the proceeds of the Agreement to fund certain off-site improvements. The loan bears interest at the same rate as the Agreement and is secured by rents payable under the hotel ground lease described in note 6. The loan is to be repaid by offsetting rent payable under the lease until the loan principal and interest is paid in full. Interest accrued during the years ended December 31, 1994 and 1993 amounted to $307,056 and $254,823, respectively. Rent of $463,620 and $211,650, less excise taxes of $18,546 and $8,436, respectively, which were separately paid, were offset against the supplemental loan during 1994 and 1993, respectively.

(6)  Hotel (6) Hotel Ground Lease

On September 26, 1990, the Partnership entered into a 99-year hotel ground lease (Lease) with Maui Land and Pineapple Company, Inc. (Lessor), an affiliate of Kapalua to lease the hotel and tennis center sites. The significant terms of the Lease require rental payments as follows:

(1) No Annual Minimum Rent (as defined) is payable until after the hotel is completed and open to the public;

(2) During the first four Rental Years (as defined), the Partnership is obligated to pay Annual Minimum Rent equal to the greater of:

    ( i) Net Cash Flow (as defined) but not to exceed 5% of Gross Revenues
         (as defined) - (defined as Contingent Rent); or

    (ii) A stipulated percentage of Gross Revenues (Contract Rent) as follows:

                                       Rental year         Percentage
                                          1st                   0.5%
                                          2nd                   1.0
                                          3rd                   1.5
                                          4th                   2.0
                                          5th                   5.0

(3) During the fifth through tenth Rental Years, no Annual Minimum Rent is payable to the Lessor. During this period, the Partnership is obligated to pay Gross Annual Percentage Rent (as defined) to the Lessor equal to 5% of Gross Revenues.

4) Beginning with the 11th Rental Year and for the remainder of the Lease term the Partnership will pay the Annual Minimum Rent and Gross Annual Percentage Rent.




                                 KAPTEL ASSOCIATES
                          (a Hawaii General Partnership
                          Notes to Financial Statements

(5) Beginning with the 11th Rental Year and for the remainder of the Lease term, the Gross Annual Percentage Rent will be the amount by which 5% of the Gross Revenues of such year exceed the Annual
Minimum Rent.

(6)  During the 11th through 20th Rental Year, the Annual Minimum
Rent will be 5% of 75% of the average annual gross revenues of the last five rental years (6th through l0th Rental Years).

(7) During each successive ten-year period, the Annual Minimum Rent for each ten-year period will be 5% of 75% of the average annual Gross Revenues of the ten Rental Years of the immediately preceding ten-year period, but in no event less than the Annual Minimum Rent for the immediately preceding ten-year period.

(8) Annual Minimum Rent and Gross Annual Percentage Rent are payable in monthly installments to the Lessor with provisions for estimation and periodic adjustments based on actual operating results.


(9) Additional rent is payable to the Lessor in an amount equal to excise taxes payable on the rents payable to the Lessor.

The Partnership expensed $463,620 and $211,650 in ground lease rents for the years ended December 31, 1994 and 1993, respectively.

In addition, the Partnership entered into an Operating Agreement with Kapalua for the adjoining tennis center, whereby the Partnership, as owners of the tennis center, is responsible for its construction and major capital repairs and maintenance and the operator, Kapalua, is responsible for normal day-to-day costs. Beginning January 1, 1993, the owners received a fee equal to 1.0% of tennis center revenues for 1993, and will receive fees of 1.5% for 1994, 2.0% for 1995, and 2.5% for the remaining term (through 2007). This agreement can be renewed for four additional 10-year periods. The Partnership recognized income of $12,241 and $9,404 relating to the operation of the tennis center for the years ended December 31, 1994 and 1993, respectively.

(7) Restricted Cash

During 1993, the Partnership received a settlement for $4,689,549 relating to certain construction deficiencies performed by a subcontractor. The construction lender has a security interest in the settlement proceeds as amounts are restricted to the actual construction cost relating to the deficiencies and repayment of the loan and accrued interest thereon.
Included in other accrued expenses at December 31, 1993 is the unexpended settlement of $3,840,856. The construction deficiency was cured during 1994, and the Partnership used $2,238,883 of the settlement proceeds to pay 1994 accrued interest relating to the construction loan.





                              KAPTEL ASSOCIATES
                        (a Hawaii General Partnership)

                         Notes to Financial Statements
(8)  Other Assets

The Partnership has filed a claim against the Hotel and Tennis Center's general contractor, a subcontractor, the general contractor's guarantor, and the general contractor's surety, arising from settlement of the soil underlying portions of the hotel. The Partnership is seeking undisclosed damages in its complaint. The Partnership has capitalized and separately classified as other assets direct costs of $5,414,543 and $3,537,377 incurred in remediating the foundation and settlement problem at December 31, 1994 and 1993, respectively. At December 31, 1994, the identified soil settlement problems have been remediated and no additional costs relating to these problems are anticipated. The partnership has entered into an interim agreement with the general contractor, pending resolution of the claim against the subcontractor, whereby $2,468,227 of the retainage payable can be offset against the costs to cure the soil settlement problems.

(9)  Other Related Party Transactions

The Partnership has entered into an Operating Agreement with RCHC for the management and operation of the hotel. The operator's fee is calculated on a fiscal year basis equal to a base fee equal to 3% of gross revenues plus an incentive fee equal to 10% of house profit (as defined) - (not to exceed 5% of gross revenues). Subsequent to the third year of operations, the base fee increases to 3.5% of gross revenues. The incentive fee portion of the Operator's Fee is only earned if the House Profit (as defined) exceeds $20,225,000 and is to be deferred with interest, to the extent not payable out of net cash flow (as defined). The Operating Agreement has an initial 25-year term, commencing with the opening of the hotel, with an option to renew for four additional 10-year periods. In addition, the Partnership will also pay RCHC a group services fee not to exceed 1% of gross revenues.

Management fees paid or accrued to RCHC under the operating agreement totaled $1,201,915 and $1,001,197 for the years ended
December 31, 1994 and 1993, respectively. Group service fees paid or accrued totaled $400,963 and $333,649 for the years ended December 31, 1994 and 1993, respectively.

The Partnership had a Development Agreement with RCHC to provide development services (as defined) during the construction period. Through December 31, 1992, the Partnership had capitalized $8,382,900 in development fees paid to RCHC or its affiliates pursuant to the Development Agreement. In addition, the Partnership reimbursed RCHC or an affiliate thereof and has capitalized $2,117,000 for salaries, travel, and other reimbursable expenses incurred in developing the hotel through December 31, 1993.

As additional security for the obligations of the Partnership under the Agreement described in note 5, NIHR had provided to the Lender on behalf of the Partnership, two letters of credit aggregating $35,000,000. The Partnership is obligated to pay NIHR an annual fee equal to 1% of the drawable amount of the letters of credit for the credit support to be provided on behalf of the Partnership. The Partnership expensed $350,000 in such fees for each of the years ended December 31, 1994 and 1993. Amounts drawn, if any, under the letter of credit facilities will be accounted for as cash calls in accordance with the Partnership Agreement.


                                  KAPTEL ASSOCIATES
                          (a Hawaii General Partnership)

                          Notes to Financial Statements

Pursuant to the Hotel Ground Lease, the Partnership must be a member of the Kapalua Resort Association (KRA) and Kapalua Marketing Association
(KMA), both of which are controlled by Kapalua. The Partnership is to pay its pro rata share of the annual KRA budget and its pro rata share, up to 1/2% of gross revenues, of the KMA budget. The Partnership paid or accrued to KRA dues of $505,965 and $488,808 and to KMA dues of $198,326 and $166,873 for the years ended December 31, 1994 and 1993, respectively.

(10) Commitment

The Partnership is obligated under construction contracts for the development of the hotel with an aggregate guaranteed maximum cost of
approximately $112,899,568.   At December 31, 1994, payments and accruals
on this contract, including retainage, total approximately $112,421,373. This commitment is secured in part by a letter of credit in the amount of $20,000,000 provided by NIHR on behalf of the Partnership.

(11) Disclosures About Fair Value Of Financial Instruments

    Cash, Accounts Receivable, Accounts Payable, Construction
    Contract Payable, Accrued Expenses, and Due to Affiliate

    The carrying amount approximates fair value because of the short-term maturity of these instruments.

    Loan and Interest Receivable and Construction Loan Payable

    Given the nonrecourse nature of these loans and the fact the Hotel and Tennis center have only recently commenced operations, it is not practical to determine the market value of these loans.